Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

and its subsidiaries

	Quarter ended
(dollar amounts in millions)	March 31, 2007	Dec. 31, 2006	March 31, 2006
Income from continuing operations before provision for income taxes	$354	$325	$284
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	110	103	87
Total earnings (as defined), excluding interest on deposits	464	428	371
Interest on deposits	176	192	121
Total earnings (as defined)	$640	$620	$492
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.21	4.16	4.26
Including interest on deposits	2.24	2.10	2.37